EXHIBIT 99.3
Trading Data

Name	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost	Trade Amount	Security	Expiration Date

Pershing Square International, Ltd.	November 20, 2009	Buy	115,047	$19.37	N/A	Cash-settled total return swap	July 15, 2011
Pershing Square, L.P.	November 20, 2009	Buy	63,570	$19.37	N/A	Cash-settled total return swap	July 15, 2011
Pershing Square II, L.P.	November 20, 2009	Buy	1,633	$19.37	N/A	Cash-settled total return swap	July 15, 2011